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                             June 3, 2022

       Arshia Sarkhani
       Chief Executive Officer
       Asset Entities Inc.
       100 Crescent Ct, 7th Floor
       Dallas, TX 75201

                                                        Re: Asset Entities Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted May 2,
2022
                                                            CIK No. 0001920406

       Dear Mr. Sarkhani:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted May 2, 2022

       Cover Page

   1. You disclose that you "may be considered a "controlled company" . . . after consummation of this offering."
Please revise your cover page and your risk factor disclosure on page 23 to clarify that you
will be a "controlled company." Additionally, please revise the cover page to identify your
controlling shareholder and to disclose the percentage of your total voting power this
shareholder will control following the completion of this offering.
       Industry and Market Data, page i

   2. You state that you have not independently verified third-party information, nor have you ascertained the
underlying economic assumptions relied upon in those sources. Please
 Arshia Sarkhani
FirstName  LastNameArshia  Sarkhani
Asset Entities Inc.
Comapany
June 3, 2022NameAsset Entities Inc.
June 3,
Page 2 2022 Page 2
FirstName LastName
         note that you are responsible for the entire contents of the offering statement. As this statement may imply an inappropriate disclaimer of responsibility with respect to the third-party information, please either delete this statement or specifically state that you are liable for such information.
Prospectus Summary, page 1

3. Please revise the prospectus summary to describe your dual class structure.
Risk Factors, page 9

4. Please revise to disclose any material risks resulting from your business operations related to the blockchain, crypto, and NFT industries. For example, if the volatility of these industries may have material impacts on your business, please discuss this.
5. Please add a risk factor discussing any risks related to your dual class capital structure, such as the risks that your dual class structure may render your shares ineligible for inclusion in certain stock market indices, and thus adversely affect share price and liquidity.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
28

6. We note that your revenue depends on your number of subscribers. Please revise to include your number of active subscribers as of the end of each period presented in your financial statements.
Corporate History and Structure, page 34

7. Please revise to include a diagram depicting your organizational structure following the completion of this offering. Include on this diagram both your controlling shareholder and, as a group, the public shareholders that will receive shares in this offering. Ensure the diagram depicts the Class A and Class B holdings of these shareholders.
Business
Our Current Business, page 35

8. We note your discussion of your Social Influencer Network, your team of social influencer independent contractors. Please tell us whether any individual influencer accounted for a material portion of your expenses.
Certain Relationships and Related Party Transactions, page 57

9. On page F-11, you disclose that the Company paid management fees to its controlling members totaling $535,127 during the fiscal year ended December 31, 2021. Please revise your related party section to describe these transactions or advise. Consider Item
 Arshia Sarkhani
FirstName  LastNameArshia  Sarkhani
Asset Entities Inc.
Comapany
June 3, 2022NameAsset Entities Inc.
June 3,
Page 3 2022 Page 3
FirstName LastName
         404 of Regulation S-K.
Principal Shareholders, page 58

10. Please revise this section to also disclose the voting rights of both your Class A and Class
         B common stock. Additionally, revise the principal shareholder table to include columns that reflect the percentage of pre- and post-offering total voting power held by each person or entity by combining the number of
         votes they are entitled to from their holdings of all classes of voting stock.
Exhibits

11. Please file any material lease under which a part of the property described in the registration statement is held by the registrant. See Item 601(b)(10) of Regulation S-K.
General

12. Please supplementally provide your detailed legal analysis supporting your conclusion
         that you are not an    investment adviser    as defined under the
Investment Advisers Act of
         1940 (the    Advisers Act   ). In your response, please address each
of the three prongs of
         the    investment adviser    definition in Section 202(a)(11) of the
Advisers Act and identify
         the factual and legal basis for your position on each of these three prongs, including citations to any applicable law, regulation or other precedent. When addressing the
            compensation    prong of the    investment adviser    definition,
please also provide
         additional information about how exactly the Company intends to be compensated for its
            education and entertainment services.    If you believe that you
qualify for any exclusions
         or exemptions from    investment adviser    status, please identify
those exclusions or
         exemptions and provide detailed support for your position.
13.      Please describe whether your team of    social influencer independent
contractors    will be
         permitted to provide investment advice or commentary as part of the services they provide
         to the Company or through their use of the Company   s various servers
and platforms. If
         so, please also provide detailed analysis of whether your team of social influencer
         independent contractors    may be considered to be    investment
advisers    under the
         Advisers Act or applicable state law. If you believe these    social
influencer independent
         contractors    may potentially be    investment advisers    under such
laws, please discuss
         whether you believe that you would have any potential liability under
Section 203(e)(6) of
         the Advisers Act (and parallel provisions of applicable state law) for the failure of any
         such    social influencer independent contractors    to register as
investment advisers.
14. Please describe the nature of interactions between, on the one hand, your personnel and
         your    social influencer independent contractors    and, on the
other, the public users of the
         company   s Discord servers or other social media platforms. In your response, please
         describe whether communications made by your personnel and your social influencer
         independent contractors    are tailored, individualized, or otherwise
attuned to any public
         user   s particular needs or investment goals.
 Arshia Sarkhani
Asset Entities Inc.
June 3, 2022
Page 4
15.      Describe the content of the    commentary on securities trading    or
  any investment
         guidance    provided by the company, its personnel and the    social
influencer independent
         contractors.    In your response, please address the inclusion on
social media of any
         analyses of specific securities. We note, in this regard, the apparent inclusion on
         YouTube, and potentially other platforms, of the company   s analysis
of, for example,
         specific    growth stocks.    Please reconcile with the company   s
assertion on page 17 that
         the company does not    advise as to the value of any specific
securities or categories of
         securities or market trends; issue analyses or reports concerning specific securities or categories of securities; advise on the advantages of investing in securities instead of other types of investments; or issue lists of securities from which users or others can choose.
16. Please provide us with supplemental copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section
         5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications.
        You may contact Morgan Youngwood, Senior Staff Accountant, at (202) 551-3479 or
Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Olivia Bobes, Law
Clerk, at (202) 551-7361 or Mitchell Austin, Staff Attorney, at (202) 551-3574 with any other questions.



FirstName LastNameArshia Sarkhani                               Sincerely,
Comapany NameAsset Entities Inc.
                                                                Division of
Corporation Finance
June 3, 2022 Page 4                                             Office of
Technology
FirstName LastName